Exhibit 8.1

Subsidiaries of Nayax Ltd.

Nayax Ltd. is the ultimate holding company for our subsidiaries. As of June 30, 2022, we had 25 (direct or indirect) subsidiaries. The following table sets out for the subsidiaries we consider significant as of June 30, 2022, the country of incorporation and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
Nayax LLC	USA (Maryland)	100%	Sale of the Company’s products and services
Nayax Europe UAB	Lithuania	100%	Processing transactions on behalf of the Company’s customers in Europe
Nayax AU PTY Ltd.	Australia	100%	Sale of the Company’s products and services
Nayax (UK) Limited	UK	100%	Sale of the Company’s products and services